UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  October 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE REPORTS INCREASE IN Q2 REVENUES

VANCOUVER, British Columbia, October 26, 2006 ? AMS Homecare Inc. (OTCBB: AHCKF), is pleased to announce sales for the reporting period ended August 31, 2006 consisted of scooters, power chairs, scooter accessories, daily living aids, cushions, disposables, and IER monitoring services.  Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.  Sales for the six months ended August 31, 2006 increased by 13% to $4,817,477 as compared to $4,237,478 for the same period in the previous year.  Sales for the three months ended August 31, 2006 also increased by 13% to $2,529,421 as compared to $2,220,403 for the same period in the previous year.  This increase is a result of higher volume of existing products and sales from the IER monitoring services.  Sales from the Company's retail store were immaterial for the reporting period.  For the six months ended August 31, 2006, 89% of the total sales were from scooters, power chairs and scooter accessories.

Gross profit increased by 6% from $1,013,483 from $950,940 for the three months ended August 31, 2006 and by 11% from $1,821,592 to $2,032,363 for the six months ended August 31, 2006 as compared to similar periods in the previous year.  Gross profit as a percentage of sales was 42% for the six months ended August 31, 2006 as compared to 43% for the same period last year.  For the three months ended August 31, 2006, gross profit as a percentage of sales was 40% as compared to the same period in the previous year.  The decline in gross profit as a percentage of sales is due competitive pricing offered to customers in order to increase volume during the peak season of May to September.

To further update, with regards to the company receiving a cease trade order from the British Columbia Securities Commission on July 10, 2006 under Section 164 of the Securites Act, R.S.B.C. 1996, c.418.  The company this week filed the required materials to reactivate the company.    We will be providing an update soon with regards to the removal of the cease trade, which we hope the BCSC will expedite considering the circumstances involved.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, and patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For Further Information Contact:

AMS Homecare Inc:

Daryl Hixt

Corporate Communication
604-273-5173 ext 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)
Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: October 26, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer